LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group

2 February 2005

05006674

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

RECEIVED
2005 MAR 21 P 2:52

Attn : Ms Victoria C Choy

SUPPL

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 31 January 2005, Re: Extension of time to comply with the public shareholding spread pursuant to paragraph 8.15(1) of the Listing Requirements of Bursa Malaysia Securities Berhad for filing pursuant to exemption No. 82-3342 granted to Lion Industries Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

PROCESSED
MAR 24 2005
THOMSON FINANCIAL

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dlw 3/23

Level 46, Menara Citibank, 165, Jalan Ampang, 50450 Kuala Lumpur, Malaysia
Tel: (603) 21622155, 21613166 Fax: (603) 21623448

Form Version 2.0

General Announcement

Reference No **OA-050131-70150**

K & N KENANGA BHD
COMPANY NO: 15678-H
CORPORATE FINANCE
17TH FLOOR, KENANGA INTERNATIONAL
JALAN SULTAN ISMAIL
50250 KUALA LUMPUR
TEL 2164 6689
FAX 2164 6690

Submitting Merchant Bank (If applicable)	:	**K & N KENANGA BHD**
Submitting Secretarial Firm Name (If applicable)	:	
* Company name	:	**LION INDUSTRIES CORPORATION BERHAD**
* Stock name	:	**LIONIND**
* Stock code	:	**4235**
* Contact person	:	**Debbie Leong / Perry Lye**
* Designation	:	**Director / Manager**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Extension of time to comply with the public shareholding spread pursuant to paragraph 8.15(1) of the Listing Requirements of Bursa Malaysia Securities Berhad

* **Contents :-**

K&N Kenanga Bhd, on behalf of the Company, wishes to announce that the Securities Commission ("SC") had vide its letter dated 26 January 2005, which was received on 31 January 2005, granted the Company an extension of time to 31 October 2005 from 31 December 2004 to comply with the public shareholding spread requirement of Lion Forest Industries Berhad.

This announcement is dated 31 January 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: